                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                           TESSERA TECHNOLOGIES, INC.
          ------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                    88164L100
          ------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2003
          ------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 pages

--------------------------------------------------------------------------------------------------------------------
CUSIP NO. 88164L100                                                                  PAGE 2 OF 10 PAGES
--------------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Alan J. Patricof
--------- ----------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------------------------------------------
                        5.         SOLE VOTING POWER
                                            0
    NUMBER OF           ---------- ---------------------------------------------------------------------------------
     SHARES             6.         SHARED VOTING POWER
  BENEFICIALLY                              5,823,059**
    OWNED BY            ---------- ---------------------------------------------------------------------------------
     EACH               7.         SOLE DISPOSITIVE POWER
   REPORTING                                0
  PERSON WITH           ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            5,823,059**
--------------------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,823,059**
--------- ----------------------------------------------------------------------------------------------------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)             [ ]

                   N/A
--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   15.4%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------------------------------------------


** See Rider A


--------------------------------------------------------------------------------------------------------------------
CUSIP NO. 88164L100                                                                  PAGE 3 OF 10 PAGES
--------------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   George M. Jenkins
--------- ----------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------------------------------------------
                        5.         SOLE VOTING POWER
                                            0
    NUMBER OF           ---------- ---------------------------------------------------------------------------------
     SHARES             6.         SHARED VOTING POWER
  BENEFICIALLY                              5,823,059**
    OWNED BY            ---------- ---------------------------------------------------------------------------------
      EACH              7.         SOLE DISPOSITIVE POWER
   REPORTING                                0
  PERSON WITH           ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            5,823,059**
--------------------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,823,059**
--------- ----------------------------------------------------------------------------------------------------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)             [ ]

                   N/A
--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   15.4%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------------------------------------------


** See Rider A

--------------------------------------------------------------------------------------------------------------------
CUSIP NO. 88164L100                                                                  PAGE 4 OF 10 PAGES
--------------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Apax Managers, Inc.
--------- ----------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
--------------------------------------------------------------------------------------------------------------------
                        5.         SOLE VOTING POWER
                                            523,733**
    NUMBER OF           ---------- ---------------------------------------------------------------------------------
     SHARES             6.         SHARED VOTING POWER
  BENEFICIALLY                              0
    OWNED BY            ---------- ---------------------------------------------------------------------------------
      EACH              7.         SOLE DISPOSITIVE POWER
   REPORTING                                523,733**
  PERSON WITH           ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   523,733**
--------- ----------------------------------------------------------------------------------------------------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                   N/A
--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   1.4%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)

                   CO
--------------------------------------------------------------------------------------------------------------------

** See Rider A


--------------------------------------------------------------------------------------------------------------------
CUSIP NO. 88164L100                                                                  PAGE 5 OF 10 PAGES
--------------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Apax Partners, Inc.
--------- ----------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
--------------------------------------------------------------------------------------------------------------------
                        5.         SOLE VOTING POWER
                                            275,298**
     NUMBER OF          ---------- ---------------------------------------------------------------------------------
      SHARES            6.         SHARED VOTING POWER
   BENEFICIALLY                             0
     OWNED BY           ---------- ---------------------------------------------------------------------------------
       EACH             7.         SOLE DISPOSITIVE POWER
    REPORTING                               275,298**
   PERSON WITH          ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   275,298**
--------- ----------------------------------------------------------------------------------------------------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                   N/A
--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   0.7%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)

                   CO
--------------------------------------------------------------------------------------------------------------------


** See Rider A

Item 1.  (a) Name of Issuer:
                  Tessera Technologies, Inc.

         (b) Address of Issuer's Principal Executive Offices:
                  3099 Orchard Drive
                  San Jose CA 95134

Item 2.  (a) Name of Persons Filing and (c) Citizenship
                  1. Alan J. Patricof, a United States citizen
                  2. George M. Jenkins, a United States citizen
                  3. Apax Managers, Inc., a New York corporation
                  4. Apax Partners, Inc., a New York corporation

         (b) Address of Principal Business Office or, if none, Residence:
                  445 Park Avenue, 11th Floor
                  New York, NY 10022

         (d) Title of Class of Securities:
                  Common Stock

         (e) CUSIP Number:
                  88164L100

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
         (a) [ ]  Broker or dealer registered under Section 15 of the Act.
         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.
         (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Act.
         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).
         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
         (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).



                               Page 6 of 10 pages

Item 4.  Ownership.

         (a) Amount beneficially owned:
                  See Row 9 of Cover Page for each Reporting Person.

         (b) Percent of class:
                  See Row 11 of Cover Page for each Reporting Person.

         (c) Number of shares as to which the person has:
                  (i) Sole power to vote or to direct the vote:
                           See Row 5 of Cover Page for each Reporting Person.
                  (ii) Shared power to vote or to direct the vote:
                           See Row 6 of Cover Page for each Reporting Person.
                  (iii) Sole power to dispose or to direct the disposition of:
                           See Row 7 of Cover Page for each Reporting Person.
                  (iv) Shared power to dispose or to direct the disposition of:
                           See Row 8 of Cover Page for each Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class.
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
         Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certifications.
         Not applicable.


                               Page 7 of 10 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004
-----------------
(Date)




/s/ Alan J. Patricof                      /s/ George M. Jenkins
---------------------------------------   --------------------------------------
Alan J. Patricof                          George M. Jenkins

Apax Managers, Inc.                       Apax Partners, Inc.


By:   /s/ George M. Jenkins               By:   /s/ George M. Jenkins
     ----------------------------------      -----------------------------------
      George M. Jenkins, Vice President        George M. Jenkins, Vice President



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)






                               Page 8 of 10 pages

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13G, including amendments thereto, with respect to the common stock of Tessera Technologies, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Joint Filing Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.


February 17, 2004
-----------------
(Date)



/s/ Alan J. Patricof                      /s/ George M. Jenkins
----------------------------------------  --------------------------------------
Alan J. Patricof                          George M. Jenkins

Apax Managers, Inc.                       Apax Partners, Inc.


By:    /s/ George M. Jenkins              By:  /s/ George M. Jenkins
     -----------------------------------      ----------------------------------
       George M. Jenkins, Vice President       George M. Jenkins, Vice President








                               Page 9 of 10 pages

                                     Rider A

As of December 31, 2003, the Reporting Persons have the power to vote or direct the vote of, dispose or direct the disposition of shares of the Common Stock of the Issuer, as follows:

1. 3,736,761 shares (9.9%) are owned directly by APA Excelsior III, L.P. APA Excelsior III Partners, L.P. is the general partner of APA Excelsior III, L.P. Messrs. Patricof and Jenkins are the general partners of APA Excelsior III Partners, L.P. and share voting and investment control over these shares. Apax Managers, Inc. and Apax Partners, Inc. disclaim beneficial ownership of these shares.

2. 1,443,153 shares (3.8%) are registered in the name of Royal Bank of Canada Trust Company (Jersey) Limited, as Custodian to APA Excelsior III/Offshore, L.P. APA Excelsior III Partners, L.P. is the general partner of APA Excelsior III/Offshore, L.P. Messrs. Patricof and Jenkins are the general partners of APA Excelsior III Partners, L.P. and share voting and investment control over these shares. Apax Managers, Inc. and Apax Partners, Inc. disclaim beneficial ownership of these shares.

3. 643,145 shares (1.7%) are owned directly by The P/A Fund, L.P. APA Pennsylvania Partners II, L.P. is a general partner of The P/A Fund, L.P. Messrs. Patricof and Jenkins are the general partners of APA Pennsylvania Partners II, L.P. and share voting and investment control over these shares. Apax Managers, Inc. and Apax Partners, Inc. disclaim beneficial ownership of these shares.

4. 9,831 shares (0.0%) are owned directly by Patricof Private Investment Club, L.P. and 513,902 shares (1.4%) are owned directly by APA Excelsior IV, L.P. APA Excelsior IV Partners, L.P. is the general partner of Patricof Private Investment Club, L.P. and APA Excelsior IV, L.P. Apax Managers, Inc. is the general partner of APA Excelsior IV Partners, L.P., and has sole voting and investment control over these shares. Messrs. Patricof and Jenkins are two of six directors of Apax Managers, Inc. Messrs. Patricof and Jenkins and Apax Partners, Inc. disclaim beneficial ownership of these shares.

6. 90,686 shares (0.2%) are registered in the name of Coutts & Co. (Cayman) Ltd., Custodian for APA Excelsior IV/Offshore, L.P. Apax Partners, Inc. is the investment manager of, and has sole voting and investment control over the shares held by, APA Excelsior IV/Offshore, L.P. Messrs. Patricof and Jenkins are two of six directors of Apax Partners, Inc. Messrs. Patricof and Jenkins and Apax Managers, Inc. disclaim beneficial ownership of these shares.

7. 184,612 shares (0.5%) are owned directly by Landmark Equity Partners V, L.P. Apax Partners, Inc. is the investment manager of, and has sole voting and investment control over the shares held by, Landmark Equity Partners V, L.P. Messrs. Patricof and Jenkins are two of six directors of Apax Partners, Inc. Messrs. Patricof and Jenkins and Apax Managers, Inc. disclaim beneficial ownership of these shares.







                               Page 10 of 10 pages